Exhibit 99.14

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

September 27, 2010.

3.	Press Release

The Press Release dated September 27, 2010 was disseminated via Marketwire.

4.	Summary of Material Change

The Company announced that on August 31, 2010, it had made a proposal to the board of directors of Capital Gold Corporation to merge with Capital Gold Corporation.

5.	Full Description of Material Change

See Schedule A attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

September 28, 2010.

SCHEDULE A

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

September 27, 2010	TSX-V: TMM

NEWS RELEASE

Timmins Gold Corp. makes proposal to merge with Capital Gold Corporation

Vancouver, British Columbia - Timmins Gold Corp. (“Timmins Gold”) (TSX-V:TMM) made, on August 31, 2010, a non-binding proposal (the “Proposal”) to the directors of Capital Gold Corporation (“Capital Gold”) (TSX:CGC; NYSE AMEX:CGC) to merge on a negotiated basis with Capital Gold based on a value of CDN$4.50 per common share of Capital Gold (“a CGC Share”) which, at the time of the Proposal and based on closing prices as of that date, equated to a share exchange ratio of 2.27 Timmins Gold shares issued for every 1 CGC Share. The Proposal represented a premium of 26% to the 20-day volume-weighted average price of CGC Shares on the Toronto Stock Exchange for the period ended August 31, 2010. Timmins Gold believes that the transaction, if completed, would result in a merger of two equal-sized companies with regional and operational synergies that would benefit both companies’ shareholders by creating a mid-tier, low cost, Mexico-focused gold producer. These benefits include:

  complementary operating teams and exploration assets
  management team with proven ability to access capital markets and create shareholder value stronger market presence
  creation of a company with a larger market capitalization that would be attractive to certain institutional investors.

Despite repeated requests, Capital Gold’s board of directors has not been receptive to Timmins Gold’s Proposal.

Capital Gold shareholders representing approximately 17% of the outstanding CGC Shares have confirmed to Timmins Gold that they would support the Proposal (subject to customary conditions).

Bruce Bragagnolo, CEO and Director of Timmins Gold, comments: “Our proposed merger with Capital Gold presents a great opportunity for the shareholders of both companies. In putting it forward, we are responding to the expressed wishes of Capital Gold shareholders, including the 17% who have signed support agreements, that this merger take place. The absence of meaningful dialogue with the directors of Capital Gold has driven us to bring this process into the public arena.

“We are prepared to move quickly to arrive at a mutually agreeable transaction. Given our familiarity with Capital Gold’s operations and management team, we believe that due diligence will move very quickly.”

Timmins Gold has retained M Partners Inc. as an advisor in connection with the Proposal.